

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

> **Re: AMTD Digital Inc.**
> **Registration Statement on Form F-1**
> **Filed on May 20, 2021**
> **File No. 333-256322**

Dear Mr. Lo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

Form F-1 filed May 20, 2021

Principal Shareholders, page 184

1.   We note your response to our prior comment 20 and reissue in part. Please identify the natural persons who have voting or dispositive power with respect to the shares held by Value Partners Greater China High Yield Income Fund, or advise.

General

2.   We note your response to our prior comment 3. We have referred your response to this comment to the Division of Investment Management for further review. Please note that the Division of Investment Management may have further comment after reviewing your response.

      You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance